Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Files Annual Report on Form 20-F

    VANCOUVER, Sept. 17 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.A and FLY.B; NYSE: FLI) announced today the filing of its Annual
Report on Form 20-F with the United States Securities and Exchange Commission.
    The complete text of the Annual Report on Form 20-F is available on the
CHC website at www.chc.ca or on EDGAR at www.sec.gov.
    Any shareholder may request a hard copy of the complete audited financial statements of CHC, free of charge, by accessing the web link noted below.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.
    If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice President and Chief
Financial Officer, (604) 279-2471 or (778) 999-0314/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 17:34e 17-SEP-07